DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-110076
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-110076
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated May 31, 2004 to the Partnership's prospectus dated December 4, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                    May 2004


The redemption value for Citigroup Diversified Futures Fund L.P. was $943.96 per unit at the end of May, down 2.3% for the month.

May was the second consecutive month of difficult market conditions for the trend-following strategies of the Fund's advisors. Losses occurred across most market sectors except for energy which provided valuable returns to offset much of the loss in the other groups.

May's results were primarily the consequence of "whipsaw" price movements. Moving into May, most of the advisors' positions in the financial, agricultural and metals markets had been adjusted to reflect the price corrections that took place in April. As the month progressed, however, many of the trends upon which these new positions had been built, namely expectations for slower growth, a higher US dollar and rising interests rates, failed to materialize and the markets reversed. A key example is the U.S. dollar's swing of five cents versus the Euro, moving from 1.17 on May 13 to 1.22 by the end of the month. This price volatility across several markets eroded the profits that had been accumulated on the newly rebalanced exposures.

Losses were offset to a limited extent by profits earned from energy positions where prices continue to climb higher due to increased global demand and heightened geopolitical risks. The best performance came from unleaded gasoline.

As noted last month, this kind of market action is not uncommon for portfolios guided primarily by trend-following strategies. In an effort to manage risk, the Fund's advisors typically seek to balance the need to be engaged with the risk of being "chopped" around in directionless markets. The resulting performance is often negative until new trends emerge and are sustained.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                              For the Period May 1,
                              Through May 31, 2004


                                                       Percent
                                                     of Average
                                                     Net Assets

Realized gains from trading             $9,984,085       1.79%
Change in unrealized gains/losses
     from trading                      (19,176,709)     (3.43)
                                      _____________     _______
                                        (9,192,624)     (1.64)
Less, Brokerage commissions
     and clearing fees ($129,140)        2,984,850       0.54
                                      _____________     _______
Net realized and unrealized losses     (12,177,474)     (2.18)
Interest Income                            345,651       0.06
                                      _____________     _______
                                       (11,831,823)     (2.12)
Less, Expenses:
     Management fees                       900,155       0.16
     Other expenses                         11,770         -
                                      _____________     _______
                                           911,925       0.16
                                      _____________     _______
Net Loss                               (12,743,748)     (2.28)%
                                                        _______
Additions ( 631.6989 G.P. units
at April 30, 2004 net asset
value per unit of $965.65)                 610,000
Additions ( 61,816.3931 L.P. units
at April 30, 2004 net asset
value per unit of $965.65)              59,693,000
Redemptions ( 4,177.0527 L.P. units
at May 31, 2004 net asset
value per unit of $943.96)              (3,942,971)
                                      _____________
Increase in net assets                  43,616,281
Net assets April 30, 2004              507,451,894
                                      _____________
Net assets May 31, 2004               $551,068,175
                                      _____________
Net Asset Value per unit
  ($551,068,175 / 584,215.3228 Units)      $943.26
                                      _____________
Redemption value per unit  (Note 1)        $943.96
                                      _____________

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $943.96. The net asset value per unit of $943.26 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By:  /s/  Daniel R. McAuliffe, Jr.
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.